Exhibit 12.1

INTEL CORPORATION 2003 FORM 10-K

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

(In millions, except ratios)

	Years Ended
	Dec. 25, 1999	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Dec. 27, 2003
Income before taxes	$11,228	$15,141	$2,183	$4,204	$7,442
Add—Fixed charges net of capitalized interest	63	82	125	133	105

Income before taxes and fixed charges (net of capitalized interest)	$11,291	$15,223	$2,308	$4,337	$7,547

Fixed charges:
Interest	$36	$35	$56	$84	$62
Capitalized interest	5	7	5	1	0
Estimated interest component of rental expense	27	47	69	49	43

Total	$68	$89	$130	$134	$105

Ratio of earnings before taxes and fixed charges, to fixed charges	166x	171x	18x	32x	72x